Exhibit 99.1
Press release

SHL’s shareholders confirm increase of share capital

Tel Aviv / Zurich, November 20, 2025 – SHL Telemedicine Ltd. (SIX Swiss Exchange: SHLTN) (“SHL” or the “Company”), a leading provider and developer of advanced personal telemedicine solutions, informed that its Special General Meeting of the Shareholders today has confirmed the increase of the Company's authorized share capital from NIS 250,000, divided into 25,000,000 ordinary shares with a nominal value of NIS 0.01 each, to NIS 1,000,000, divided into 100,000,000 ordinary shares with a nominal value of NIS 0.01 each, and the corresponding amendment to the Articles of Association. This is a requirement for the intended capital raising by way of a rights offering.

With the resolution to increase the authorized capital of the Company, the current number of 16,392,754 issued shares will not change. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities. Pursuant to SHL’s articles of association and Israeli law, the unissued shares are under the sole control of the Board of Directors of SHL who has the authority to issue new shares.

For further information, please contact:
Fabienne Farner, IRF, Phone : +41 43 244 81 42, farner@irf-reputation.ch

About SHL Telemedicine

SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957). For more information, please visit our web site at www.shl-telemedicine.com.